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                          October 11, 2023

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       90 Park Ave
       New York, NY 10016

                                                        Re: Pagaya Technologies
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed October 4,
2023
                                                            File No. 333-274862

       Dear Gal Krubiner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              John McKenna, Esq.